Mail Stop 3561

December 3, 2009

VIA U.S. MAIL

Phyllis Gilland, Esq.
General Counsel and Corporate Secretary
American Casino & Entertainment Properties LLC
2000 Las Vegas Boulevard South
Las Vegas, NV 89104

> **Re: American Casino & Entertainment Properties LLC**
> **ACEP Finance Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 23, 2009**
> **File No. 333-162228**

Dear Ms. Gilland:

We have reviewed your response to our letter dated October 21, 2009 and have the following additional comments.

Non-GAAP Financial Measures, page ii

1. Your calculation of Adjusted EBITDA does not appear to comply with Item 10(e)(1)(ii)(b) of Regulation S-K. Specifically, your disclosure here indicates that inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of core operating results and as a means to evaluate period-to-period results. Further, your reconciliation to net income presented on page 18 and your response to our previous comment 4 indicate that your calculation of Adjusted EBITDA reflects adjustments for gain/loss on the disposition of assets and expenses associated with the 2006 and 2008 acquisitions. This reconciling item appears to be recurring as defined by the above-referenced guidance, and is therefore prohibited. Please revise your presentation to exclude this adjustment, or tell us why you believe it is permissible under Item 10(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2008 (Combined) Compared to Year Ended December 31, 2007, page 71

2. We note the changes made to your presentation in response to our previous comment 5. However, your discussion of results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007 appears to present the actual dollar figure for the "combined" period. For example, the discussion of your casino operations indicates revenues decreased 3.2% to $256.5 million, or 55.0% of gross revenues, for the combined year ended December 31, 2008. The presentation of $256.5 million for the combined period is a non-GAAP financial measure, as discussed in our previous comment 5. We would not object to the discussion of the percent change for the combined period from the fiscal 2007 results. Similar format and presentation changes should be made in this discussion, and as applicable throughout your filing.

3. As a related matter, we continue to believe the change to the form of presentation on the face of your financial statements for the year ended December 31, 2008 is significant, and should be consistent between the Form S-4 and the Form 10-K. As such, please file an amended Form 10-K for the year ended December 31, 2008 for these changes.

Consolidated Financial Statements

General

4. We note your response to our previous comment 21. However, we continue to believe you should revise the face of your annual financial statements presented in your Form S-4 for compliance with Item 4-08(k) of Regulation S-X.   Please revise.

Consolidated Financial Statements

Note 10 — Goodwill and Other Intangibles, page F-25

5. We note your response to our previous comment 26. However, Item 601(b)(23) requires experts be named and consent be presented from such experts when annual financial statements are incorporated into a registration statement. As such, please either revise Note 10 to the annual financial statements included in your Form S-4 to eliminate the reference, and revise similar disclosure in future annual and interim filings, or revise Note 10 to the annual financial statements included in your Form S-4 to include the name of the independent appraiser and file their consent under Exhibit 23 and revise future annual and interim filings for

consistency. Please note this change is required for each instance where an independent appraiser is referenced.

Exhibit 5.1

6. We note your response to our prior comment 32; however, we reissue. Counsel may rely on the opinion of other counsel, but it may not assume conclusions of law that are a necessary requirement for the opinion given.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 558-4910
        Anthony J. Colletta, Esq.
        S. Neal McNight, Esq.
        Sullivan & Cromwell LLP